ChromaDex Corporation

10005 Muirlands Boulevard, Suite G

Irvine, California 92618

September 15, 2010

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	ChromaDex Corporation
Registration Statement on Form S-1
Registration No. 333-168916

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ChromaDex Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on September 16, 2010 at 3:00 p.m. (Eastern time), or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Matthew O’Loughlin of Manatt, Phelps & Phillips, LLP at (714) 338-2710.

Sincerely,

CHROMADEX CORPORATION

By:	/s/ FRANK L. JAKSCH, JR.
Frank L. Jaksch, Jr. President and Chief Executive Officer